

May 28, 2024

Michael Neil
Chief Financial Officer
Sanara MedTech Inc.
1200 Summit Ave, Suite 414
Fort Worth , Texas 76102

     Re: Sanara MedTech Inc.
          Registration Statement on Form S-3
          Filed May 21, 2024
          File No. 333-279592

Dear Michael Neil:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Abby Adams at 202-551-6902 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services